Exhibit 4.6

Description of Registrant’s Securities
Registered Pursuant to Section 12 of
the Securities Exchange Act of 1934

The following is a summary of the material terms of the shares of common stock, par value $0.001 per share (the “Common Stock”), of MariMed Inc. (the “Company”), registered under Section 12 of the Securities Exchange Act of 1934, as amended. This description is qualified in its entirety by reference to the Company’s certificate of incorporation and amended and restated bylaws, each as amended, copies of which have been filed with the U.S. Securities and Exchange Commission and are incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K of which this description forms a part.

Common Stock

The Company is authorized to issue 750,000,000 shares of Common Stock. The holders of Common Stock:

•are entitled to receive dividends ratably from funds legally available therefor, when, as, and if declared by the Company’s Board of Directors;
•are entitled to share ratably in all assets available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the Company;
•have no pre-emptive, subscription, conversion, redemption, or sinking fund rights; and
•are entitled to one non-cumulative vote per share on all matters submitted to a vote of holders of Common Stock.

All outstanding shares of Common Stock are fully paid and non-assessable. The Common Stock is not subject to any call or assessment and ranks pari passu with all other shares of Common Stock as to dividend rights, liquidation rights, and voting rights. All registered stockholders are entitled to receive a notice of any general annual meeting to be convened by the Company’s Board of Directors.

Transfer Agent

The transfer agent for the Common Stock is Odyssey Trust Company.

Listing

The Common Stock is quoted on the OTCQX market and listed on the Canadian Securities Exchange under the ticker symbol “MRMD.”